SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 3)
                    Under the Securities Exchange Act of 1934

                              Atlantic Realty Trust
                                (Name of Issuer)

         Common Shares of Beneficial Interest, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   048798-10-2
                                 (CUSIP Number)

                                  Milton Cooper
                            Kimco Realty Corporation
                             3333 New Hyde Park Road
                          New Hyde Park, NY 11042-0020
                                 (516) 869-9000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                           Erica H. Steinberger, Esq.
                                Latham & Watkins
                                885 Third Avenue
                          New York, New York 90022-4802

                                  June 10, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                               Page 1 of 13 Pages
                           Exhibit Index is on Page 13



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                                                                    Page 2 of 13

                                  SCHEDULE 13D

CUSIP No. 048798-10-2

1.       Name of Reporting Person

         Kimco Realty Corporation

2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                         (b) [ ]
3.       SEC Use Only

4.       Source of Funds

         WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6.       Citizenship or Place of Organization

         Maryland

                           7.       Sole Voting Power
                                    314,098
Number of
Shares                     8.       Shared Voting Power
Beneficially                        None
Owned By
Reporting                  9.       Sole Dispositive Power
Person                              314,098
With
                           10.      Shared Dispositive Power
                                    None

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         314,098

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         8.8%

14.      Type of Reporting Person

         CO

                                  SCHEDULE 13D

CUSIP No. 048798-10-2

1.       Name of Reporting Person

         Kimco Realty Services, Inc.

2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                         (b) [ ]
3.       SEC Use Only

4.       Source of Funds

         OO, WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6.       Citizenship or Place of Organization

         Delaware

                           7.       Sole Voting Power
                                    None
Number of
Shares                     8.       Shared Voting Power
Beneficially                        464,028
Owned By
Reporting                  9.       Sole Dispositive Power
Person                              None
With
                           10.      Shared Dispositive Power
                                    464,028

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         464,028

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         13.0%

14.      Type of Reporting Person

         CO

                                  SCHEDULE 13D

CUSIP No. 048798-10-2

1.       Name of Reporting Person

         Milton Cooper

2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                         (b) [ ]

3.       SEC Use Only

4.       Source of Funds

         OO

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6.       Citizenship or Place of Organization

         U.S.A.

                           7.       Sole Voting Power
                                    29,824
Number of
Shares                     8.       Shared Voting Power
Beneficially                        467,155
Owned By
Reporting                  9.       Sole Dispositive Power
Person                              29,824
With
                           10.      Shared Dispositive Power
                                    467,155

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         496,979

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [X]

13.      Percent of Class Represented by Amount in Row (11)

         14.0%

14.      Type of Reporting Person

         IN

         This Amendment No. 3 restates and supplements the Schedule 13D previously filed on May 24, 1996 and amended on July 3, 1996 by Kimco Realty Corporation, a Maryland corporation ("Kimco"), and Milton Cooper, and further amended on May 15, 1997 by Kimco, Milton Cooper and Kimco Realty Services, Inc., a Delaware corporation ("Services"), all of the voting common stock of which is owned by Mr. Cooper.

Item 1.  Security and Issuer.

         The title of the class of equity securities to which this Schedule relates is common shares of beneficial interest, par value $.01 per share (the "Shares"), of Atlantic Realty Trust, a Maryland real estate investment trust (the "Company"). The Company's principal executive offices are located at 747 Third Avenue, New York, New York 10017.

Item 2.  Identity and Background.

         (a)-(c), (f) This statement is being filed by Kimco, Services and Milton Cooper, the Chairman of the Board and Chief Executive Officer of Kimco and the President and a Director of Services (each a "Reporting Person" and, collectively, "the Reporting Persons").

         Kimco owns, operates and manages neighborhood and community shopping centers in 38 states. It intends to operate as a Real Estate Investment Trust for federal income tax purposes. Kimco owns all of the outstanding non-voting preferred stock of Services. Kimco's principal place of business is 3333 New Hyde Park Road, New Hyde Park, New York 11042-0020.

         The principal business of Services is to perform construction and other services relating to commercial real estate and such other investment activities as deemed appropriate by its board of directors from time to time. Services' principal place of business is 3333 New Hyde Park Road, New Hyde Park, New York 11042-0020.

         Mr. Cooper is the Chairman of the Board of Directors and Chief Executive Officer of Kimco and the President and a Director of Services. Mr. Cooper owns all of the outstanding voting common stock of Services. His business address is c/o Kimco, 3333 New Hyde Park Road, New Hyde Park, New York 11042-0020.

         Information with respect to the executive officers and directors of each of Kimco and Services, other than Mr. Cooper, required by Instruction C of
Schedule 13D is set forth on Schedule I hereto and incorporated herein by reference.

         (d) and (e). During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person named on
Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Kimco acquired 72,771 Shares, and Mr. Cooper acquired directly or through IRA Accounts 29,824 Shares, as a result of the distribution (the "Distribution") by RPS Realty Trust ("RPS"), effective May 13, 1996, of Shares to holders of shares of beneficial interest, par value $.10 per share ("RPS Shares"), of RPS in the ratio of one Share for every eight RPS Shares held on the record date for the Distribution (before taking into account a reverse stock split of RPS shares which occurred immediately prior to the Distribution). No consideration was paid by Kimco or Mr. Cooper for such Shares. Kimco thereafter acquired an additional 241,327 Shares in open market purchases, the funds for which were obtained from its working capital.

         On May 15, 1997, Services acquired 76,229 Shares, and on June 10, 1997, Services acquired an additional 387,799 Shares; these Shares were acquired in open market purchases, the funds for which were obtained (i) through a loan from Kimco to Services and (ii) from Services' working capital.

Item 4.  Purpose of Transaction.

         Kimco and Mr. Cooper hold their Shares received in the Distribution, and Kimco and Services each acquired their additional Shares, as an investment. From time to time, subject to the continuing evaluation of the factors discussed herein, each of the Reporting Persons may acquire additional Shares in the open market or in privately negotiated transactions, or otherwise increase their ownership of Shares, or the Reporting Persons may sell all or a portion of their Shares in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the availability of Shares for purchase and the price levels of such Shares; general market and economic conditions; ongoing evaluation of the Company's assets and operations; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments.

         Pursuant to the Company's Amended and Restated Declaration of Trust (the "Declaration of Trust"), the Company shall continue for a period of 18 months from the date of the Distribution, during which time it shall reduce to cash or cash equivalents the Company's assets and either (i) make a liquidating distribution to its shareholders or (ii) agree to merge or combine operations with another real estate entity, in either case, as soon as practicable following the Distribution and within such 18-month period (unless on or before the expiration of such 18-month period the holders of at least two-thirds of the outstanding Shares approve the extension of such date or such date is automatically extended without a shareholder vote because a contingent tax liability relating to RPS that has been assumed by the Company has not been satisfactorily resolved). Depending upon the factors discussed above, Kimco may seek to acquire one or more assets of the Company (including the Hylan Center, as defined below), as part of the Company's liquidation of such assets, or propose a business combination or other business arrangement with the Company. Prior to the Distribution, Mr. Cooper, as Kimco's representative, had discussions with management of RPS concerning a possible purchase of RPS's then-mortgage and other interests in a shopping center located on Hylan Boulevard in Staten Island, New York (the "Hylan Center"), which was considered by RPS to be a "problem loan" as of December 31, 1995, as discussed in the Information Statement dated March 29, 1996 (the "Information Statement") furnished to holders of RPS Shares in connection with the Distribution. The then-mortgage and other interests of RPS in the Hylan Center were transferred by RPS to the Company (which now owns fee title to the Hylan Center) prior to the Distribution.

         Although the foregoing reflects the present intention of the Reporting Persons with respect to the Company, it is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Kimco beneficially owns an aggregate of 314,098 Shares, or approximately 8.8% of the outstanding Shares, and Services beneficially owns an aggregate of 464,028 Shares, or approximately 13.0% of the outstanding Shares (based on 3,561,553 Shares reported by the Company to be outstanding as of April 22, 1997 in the Company's Quarterly Report on Form 10-Q for the Period Ended March 31, 1997).

         Mr. Cooper beneficially owns 496,979 Shares (which includes all of the Shares owned by Services, whose voting common stock is owned by Mr. Cooper), or approximately 14.0% of the outstanding Shares, of which 2,012 Shares are held through IRA accounts, and 3,127 Shares are held by a trust for Adam Kimmel, the son of Martin S. Kimmel (the "Kimmel Trust"), for which Mr. Cooper serves as a trustee. Such holdings do not include an aggregate of 6,050 Shares held by Mr. Cooper's adult children or their spouses, an aggregate of 2,979 Shares held by nine trusts for the benefit of Mr. Cooper's grandchildren, for which certain of such adult children serve as trustees, or 3,750 Shares held by CLS General Partnership Corporation (a Delaware corporation which serves as the general partner of Power Test Investors Limited Partnership, a New York limited partnership), of which Mr. Cooper is a stockholder and serves as secretary and a director, as to all of which Shares Mr. Cooper disclaims beneficial ownership. All of such Shares were received by such persons in the Distribution by reason of their ownership of RPS Shares.

         Except as set forth herein, each of the Reporting Persons disclaims beneficial ownership of any Shares beneficially owned by any other person described in this Item 5(a) or on Schedule I hereto.

         (b) Each Reporting Person has sole power to vote, or direct the vote, and to dispose or direct the disposition of, all Shares reported as beneficially owned by it or him, except that, (i) Mr. Cooper, by reason of his ownership of all of Services' voting common stock, has the power to direct the vote or the disposition of all Shares reported as beneficially owned by Services, and (ii) with respect to the 3,127 Shares held by the Kimmel Trust, Mr. Cooper shares such power with the other trustee.

         (c) On May 15, 1997, Services acquired 76,229 Shares in an open market purchase at a price of $11.125 per share. On June 10, 1997, Services acquired 387,799 Shares in an open market purchase at a price of $11.52 per share.

         (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons, except that, with respect to the Shares owned by the Kimmel Trust, such Trust and the trustee thereof who shares such power with Mr. Cooper.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby supplemented by the addition of the following:

         None.

                                   SCHEDULE I

         Set forth below is the name, principal business, business address and beneficial ownership of Shares of each executive officer and director of Kimco and Services, other than Milton Cooper, for whom such information is contained in Items 2 and 5 of the Schedule 13D. Unless otherwise indicated, the current business address of each person is c/o Kimco, 3333 New Hyde Park Road, Suite 100, New Hyde Park, NY 11042-0020. Each such person is a citizen of the United States of America.

         1. Executive Officers & Directors of Kimco.

Name                                              Principal Occupation or                     Shares Beneficially
----                                              -----------------------                     -------------------
                                                  Employment                                        Owned(1)
                                                  ----------                                        ------

Martin S. Kimmel                                  Chairman (Emeritus) of the                        10,487(2)
                                                  Board of Directors.

Richard G. Dooley                                 Director of Kimco; Consultant                       -0-
c/o Massachusetts Mutual Life                     to Massachusetts Mutual Life
Insurance Company                                 Insurance Company
1295 State Street
Springfield, Mass. 01111

Michael J. Flynn                                  Vice Chairman of the Board of                       -0-
                                                  Directors, President and Chief
                                                  Operating Officer of Kimco

Frank Lourenso                                    Director of Kimco; Executive                        -0-
c/o The Chase Manhattan Bank                      Vice President of The Chase
270 Park Avenue.                                  Manhattan Bank
New York, NY 10017

Joe Grills                                        Director of Kimco; Chief                            -0-
183 Soundview Lane                                Investment Officer for the IBM
New Canaan, CT 06840                              Retirement Funds, 1986-1993

Robert P. Schulman                                Senior Vice President and                          1,625
                                                  Secretary of Kimco

Alex Weiss                                        Vice President--MIS of Kimco                       1,250

Michael V. Pappagallo                             Chief Financial Officer of                          -0-
                                                  Kimco


Bruce M. Kauderer                                 Vice President, Legal of Kimco                      -0-

Joseph V. Denis                                   Vice President,                                     -0-
                                                  Construction of Kimco

--------

(1) All of such Shares were received in the Distribution and no consideration was paid therefor.

(2) Does not include 14,125 Shares beneficially owned by Mr. Kimmel's wife or 3,127 by a trust for the benefit of Mr. Kimmel's son, for which Mr. Cooper serves as trustee, as to which Mr. Kimmel disclaims beneficial interest. Such Shares were received in the Distribution and no consideration was paid therefor.

2. Executive Officers & Directors of Services.

Name                                              Principal Occupation or                     Shares Beneficially
----                                              -----------------------                     -------------------
                                                  Employment                                         Owned
                                                  ----------                                         -----

Arthur Friedman                                   Director and Secretary of                           -0-
                                                  Services; Certified Public
                                                  Accountant

Sol Denbaum                                       Director of Services; Vice                          -0-
                                                  President - Maintenance
                                                  (retired) of Kimco

Michael V. Pappagallo                             Chief Financial Officer of                          -0-
                                                  Kimco and Services

Joseph Hogan                                      Vice President of Services                          -0-

                                                     SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                               KIMCO REALTY CORPORATION

                               By: /s/ Milton Cooper
                                  ---------------------------------
                                    Name: Milton Cooper
                                    Title: Chairman and Chief Executive Officer

                                    Dated: June 10, 1997

                               KIMCO REALTY SERVICES, INC.

                               By: /s/ Milton Cooper
                                  ---------------------------------
                                    Name: Milton Cooper
                                    Title: President

                                    Dated: June 10, 1997

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               /s/ Milton Cooper
                                               ---------------------------------
                                               MILTON COOPER

                                                 Dated: June 10, 1997

                                  EXHIBIT INDEX

Exhibit                                                             Page Number
-------                                                             -----------

* Exhibit 2    Joint Filing Agreement

*  Previously Filed